UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

GRINDROD SHIPPING HOLDINGS LTD.
(Name of Subject Company (Issuer))

TAYLOR MARITIME INVESTMENTS LIMITED
(Name of Filing Person (Offeror))

Ordinary Shares, no par value
(Title of Class of Securities)

Y28895103
(CUSIP Number of Class of Securities)

Edward David Christopher Buttery Taylor Maritime Investments Limited Sarnia House Le Truchot St Peter Port Guernsey GY1 1GR +44 1481 737600	With a copy to: Ted Kamman Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, New York 10019 (212) 318-3140
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Calculation Of Filing Fee

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a potential tender offer by Taylor Maritime Investments Limited, a Guernsey company limited by shares (“TMI”), to acquire all of the issued ordinary shares (excluding treasury shares) (the “Shares”) in the capital of Grindrod Shipping Holdings Ltd. (the “Issuer”) not already owned by TMI, or a subsidiary thereof, for an aggregate cash consideration of US$26.00 per share, at a cash purchase price of US$21.00 per share to be paid in conjunction with a special cash dividend from the Issuer of US$5.00 per share to the shareholders of the Issuer, pursuant to a non-binding indicative offer proposal submitted by TMI to the board of directors of the Issuer.

Important Information

The potential tender offer by TMI and/or a subsidiary or affiliate thereof referred to in this communication has not been agreed to by TMI or the Issuer and, as such, has not commenced. This communication is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell any Shares of the Issuer or any other securities, nor is it a substitute for the Tender Offer Statement on Schedule TO that TMI and/or a subsidiary or affiliate thereof will file, and the Solicitation/Recommendation Statement on Schedule 14D-9 that the Issuer will file, with the U.S. Securities and Exchange Commission (the “SEC”), in the event that a definitive agreement providing for a tender offer is entered into between TMI and the Issuer and the tender offer is commenced.  Any solicitation and offer to buy Shares of the Issuer will only be made pursuant to an offer to purchase and related tender offer materials. At the time the tender offer is commenced, TMI and/or a subsidiary or affiliate thereof will file with the SEC a Tender Offer Statement on Schedule TO and other necessary filings and in connection therewith the Issuer will file a Solicitation/Recommendation Statement on Schedule 14D-9 and other necessary filings with the SEC. Any such Tender Offer Statement (including an offer to purchase, a related letter of transmittal and certain other offer documents) and any such Solicitation/Recommendation Statement on Schedule 14d-9 will contain important information. Any holders of Shares are urged to read these documents carefully if and when they become available because they will contain important information that holders of Shares should consider before making any decision with respect to the tender offer. In the event that a tender offer is commenced, the offer to purchase, the related letter of transmittal and the solicitation/recommendation statement and other filings related to the offer will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by TMI will be available free of charge on TMI’s internet website at taylormaritimeinvestments.com/investor-centre/.  Copies of the documents filed with the SEC by the Issuer will be available free of charge on the Issuer’s internet website at grinshipping.com/investorrelations.  In addition, holders of Shares may obtain free copies of the tender offer materials by contacting the information agent for the tender offer that will be named in the Tender Offer Statement.

Forward looking statements
This documents contains forward-looking statements related to a non-binding indicative proposal by TMI to acquire the entire issued and to be issued share capital of the Issuer not already owned by TMI, or a subsidiary or affiliate thereof, that involves substantial risks and uncertainties that could cause any actual outcome to differ materially from those expressed or implied by such statements.

These forward-looking statements are subject to risks and uncertainties including, among other things, risks related to the ability of TMI and the Issuer to enter into a definitive agreement for a transaction, satisfaction or waiver of the conditions to closing of any transaction that is agreed to by TMI and the Issuer (including by reason of the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to whether and how many the Issuer’s shareholders will tender their shares into any offer and the possibility that any agreed transaction does not close.

Exhibit Index

Exhibit	Description
99.1	Possible Offer Announcement, dated August 29, 2022